UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             Shore Bancshares, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    825107105
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                                 (CUSIP Number)

                                December 31, 2007
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             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825107105                   13G                      Page 2 of 5 Pages

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1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).

      Nicholas F. Brady
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2     Check the Appropriate Box if a Member of a Group
      (a)   |_|
      (b)   |_|
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3     SEC Use Only


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4     Citizenship or Place of Organization:

      United States of America
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Number of         5     Sole Voting Power: 473,378
Shares            --------------------------------------------------------------
Beneficially      6     Shared Voting Power:  46,318
Owned by          --------------------------------------------------------------
Each              7     Sole Dispositive Power:  473,378
Reporting         --------------------------------------------------------------
Person With       8     Shared Dispositive Power:  46,318
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9     Aggregate Amount Beneficially Owned by Each Reporting Person:

      519,696
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10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: |_|

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11    Percent of Class Represented by Amount in Row (9):

      6.2%
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12    Type of Reporting Person:

      IN
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                                                               Page 3 of 5 Pages

Item 1(a).        Name of Issuer.

                  Shore Bancshares, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  18 E. Dover Street
                  Easton, Maryland 21601

Item 2 (a).       Name of Person Filing.

                  Nicholas F. Brady

Item 2(b).        Address of Principal Business Office or if none, Residence.

                  P.O. Box 1410 Easton,
                  Maryland 21601

Item 2(c).        Citizenship or Place of Organization.

                  United States of America

Item 2(d).        Title of Class of Securities.

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number.

                  825107105

Item 3.           Not Applicable.

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                                                               Page 4 of 5 Pages

Item 4.           Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)   Amount Beneficially Owned: 519,696

                  (b)   Percent of Class: 6.2%

                  (c)   Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote: 473,378

                        (ii)  Shared power to vote or to direct the vote: 46,318

                        (iii) Sole power to dispose or to direct the disposition
                              of: 473,378

                        (iv) Shared power to dispose or to direct the disposition of: 46,318

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  5,387 of the securities listed in Item 4(c)(ii) and (iv) are held in a defined benefit pension plan of which the filer is the plan administrator and co-trustee, and pension plan participants may have rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. 18,806 of the securities listed in Item 4(c)(ii) and (iv) are owned by a foundation of which the filer and his spouse are trustees, and the foundation and the filer's spouse have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. 9,300 of the securities listed in
                  Item 4(c)(ii) and (iv) are owned by the filer's spouse, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. 12,825 of the securities listed in Item 4(c)(ii) and (iv) are owned by two trusts of which the filer's spouse serves as trustee, and the trusts, the trustee and/or the beneficiaries may have rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.

                                                               Page 5 of 5 Pages

Item 8.           Identification and Classification of Members of Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certifications.

                  (a) Not applicable.

                  (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


Dated: February 8, 2008                         /s/ Nicholas F. Brady
                                                --------------------------------
                                                Nicholas F. Brady